

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2018

David Gryska
Chief Financial Officer
Incyte Corporation
1801 Augustine Cut-Off
Wilmington, DE 19803

> **Re: Incyte Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 15, 2018**
> **Form 8-K Filed July 31, 2018**
> **File No. 001-12400**

Dear Mr. Gryska:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 78

1. Your accrued and other current liabilities amounts represented 53% and 46% of total current liabilities as of December 31, 2017 and 2016, respectively. Please separately disclose, either on your balance sheet or in a footnote, any item in excess of five percent of total current liabilities, or explain to us how you have complied with Rule 5-02.20 of Regulation S-X.

<u>Form 8-K Filed July 31, 2018</u>

<u>Exhibit 99.1</u>
<u>Reconciliation of GAAP Net Income (Loss) to Selected Non-GAAP Adjusted Information, page 13</u>

2.   Please disclose your purpose for including the adjustments for "milestones received from new or existing partners" and "upfront consideration and milestones paid to new or existing partners" in calculating the non-GAAP net income and non-GAAP net income per share measures. Also, tell us how you determined these adjustments do not substitute individually-tailored income or expense recognition methods for those of GAAP. Refer to Question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining